

June 21, 2012

Via E-mail
Randall J. Steward
Chief Financial Officer
Quidel Corporation
10165 McKellar Court
San Diego, CA 92121

  Re: Quidel Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed March 5, 2012
     Form 10-Q for the Quarterly Period Ended March 31, 2012
     Filed April 30, 2012
     Form 8-K dated April 25, 2012
     Filed April 25, 2012
     File No. 000-10961

Dear Mr. Steward:

  We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

  Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expense, page 28

1. During the fourth quarter 2011 earnings conference call you discussed key platforms including Sofia, Bobcat, project Wildcat and others. Please provide us a schedule showing the costs incurred during each period presented for each R&D project that is individually material and, for the remainder of projects not considered individually significant, a schedule that summarizes R&D expense related to them into useful

categories such as by the three areas of R&D focus that you identify on page 7 or other categories in which the company tracks expenses.

Liquidity and Capital Resources, page 31

2. Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in cash provided by/used for operating activities, investing activities and financing activities for each period presented.

Contractual Obligations, page 32

3. If you can make reasonably reliable estimates of the amount and period in which liabilities for the uncertain tax positions will be paid, please provide us proposed disclosure to be included in future periodic reports to include those amounts in the table. Otherwise, disclose in the footnote to the table the amount of these liabilities and that the amount and timing of the payments cannot be reliably estimated.

Notes to Consolidated Financial Statements
Note 6. Commitments and Contingencies
Licensing Arrangements, page F-17

4. Your disclosure states that you have entered into various licensing agreements that require payments based on the achievement of specific milestones. We also note from page 15 of the Form 10-Q for the quarterly period ended March 31, 2012 that you made a project milestone payment. During the first quarter 2012 earnings conference call you stated that the milestone payment was related to Project Wildcat. Please provide us proposed disclosure to be included in future periodic reports to disclose all amounts paid to date and the aggregate potential milestone payments due in connection with each license agreement. Include the key events that might obligate you to make these payments under the terms of the agreements. Finally, please include the length of and termination provisions for each of the license agreements.

Form 8-K dated April 25, 2012
Exhibit 99.1

5. In this exhibit you present a full statement of income to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future Item 2.02 Forms 8-K or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant